AGREEMENT FOR CONSULTING SERVICES

This agreement is entered into by and between **SVC Financial Services, Inc.**, a Colorado corporation, located at 235 Montgomery Street, Suite 956, San Francisco, CA 94104 (the "Company") and **Charles L. Nuzum**, 633 1st Street West, Sonoma, CA 95476 ("Nuzum"). In consideration of the mutual promises made below, the parties agree as follows:

ARTICLE ONE
TERM OF AGREEMENT

Company hereby contracts with Nuzum as an independent contractor to serve Company in the position of Executive Vice President and Chief Financial Officer, until the third anniversary of the execution of this Agreement. This agreement may also be terminated by either party upon the giving of 60 days notice of their intent to cancel. This agreement will be effective with your start date of March 1, 2005.

ARTICLE TWO
DUTIES AND OBLIGATIONS OF CONTRACTOR

2.1 The Company will compensate Nuzum for his services in accordance with the terms and rates specified in this Agreement. Nuzum agrees to serve in the capacity of Executive Vice President and Chief Financial Officer, having the benefits, responsibilities, authorities, and duties described and specified in this Agreement.

2.1.1 Working under the control and direction of The President and Chief Executive Officer, Nuzum shall use his best efforts and devote all of his time to promote the business of the Company during the term of this contract.

ARTICLE THREE
OBLIGATIONS OF COMPANY

Company shall provide Nuzum with compensation, incentives, benefits, and business expense reimbursement as specified elsewhere in this Agreement. Company shall provide Nuzum with a private office, office equipment and supplies, and other facilities and services, suitable to Nuzum's position and adequate for the performance of his duties. Company shall indemnify Nuzum for all losses sustained by Nuzum in direct consequence of the discharge of his duties on behalf of Company.

ARTICLE FOUR
COMPENSATION

As full and complete compensation for service, and only during the life of this Agreement, Company will pay Nuzum $120,000 annually. Nuzum shall also be eligible for a bonus at the end of FY 2005 and quarterly thereafter based upon achievement of milestones as specified in Exhibit A. Payment of any bonus earned for FY 2005 will be

paid upon completion of the FY 2005 annual audit. Any quarterly bonuses earned will be paid upon filing of SEC reports for that quarter. Due to the precarious financial condition of the company and to foster a long term commitment and investment by Nuzum in the company and alignment of his interests with those of the shareholders, the bonus will be payable in the form of options for shares of the company exercisable at $.011 per share, the current market value. Additionally, upon execution of this Agreement, the Company shall grant to Nuzum 750,000 options to purchase common stock of the Company at $0.05 per share. These options shall vest over a period of three years from the effective date of this Agreement however shall vest immediately upon termination without cause or change in control of Company. All options shall be exerciseable for 5 (five) years from date earned.

ARTICLE FIVE
BENEFITS

5.1 Vacation. Nuzum shall be entitled to four (4) weeks of vacation time, with pay, in the first year and in each subsequent year. Nuzum may be absent from his duties for vacation only at such times as Company's Chief Executive Officer shall determine from time to time. If Nuzum is unable for any reason to take the total amount of vacation time authorized during any year, he may accrue that time and add it to vacation time for any following year or may instead receive a cash payment in an amount equal to the amount of annual salary attributable to that period of time.

5.2 Illness. Nuzum shall be entitled to ten days per year as sick leave with full pay. Sick leave may be accumulated up to a total of 200 days.

5.3 Group Medical Insurance. Company agrees to include Nuzum under Company's group medical insurance coverage.

5.4 Dental Coverage. If offered to employees, Company agrees to provide Nuzum with dental coverage during the agreement term by obtaining dental insurance covering Nuzum or by directly paying 80% of the dental costs incurred by Nuzum.

5.5 Retirement Plan. If in existence, Company agrees to include Nuzum under any Company retirement program.

5.6 Business Expenses.

5.6.1 Company shall promptly reimburse Nuzum for all reasonable business expenses incurred by Nuzum in promoting the business of Company, including expenditures for entertainment and travel.

5.6.2 Each such expenditure shall be reimbursable only if it is of the nature qualifying it as a proper deduction on the federal and state income tax returns of Company.

5.6.3 Each such expenditure shall be reimbursable only if Nuzum furnishes to Company adequate records and other documentary evidence required by federal and state statutes and regulations issued by the appropriate taxing authorities for the substantiation of that expenditure as an income tax deduction.

ARTICLE SIX
TERMINATION OF AGREEMENT

6.1 Termination for Cause.

6.1.1 Company reserves the right to terminate this Agreement if Nuzum willfully breaches or habitually neglects the duties which he is required to perform under the terms of this Agreement, or commits acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude that would prevent the effective performance of his duties.

6.1.2 Company may at its option terminate this Agreement for reasons stated in this Article by giving written notice of termination to Nuzum without prejudice to any other remedy to which Company may be entitled either at law, in equity, or under this agreement.

6.1.3 The Notice of Termination required by this Article shall specify the grounds for the termination and shall be supported by a statement of all relevant facts. Termination under this Article shall be considered "for cause" for the purposes of this Agreement.

6.2 Termination Without Cause

6.2.1 This Agreement shall be terminated upon the death of Nuzum. Company reserves the right to terminate this Agreement within two months after Nuzum suffers any physical or mental disability that would prevent the performance of his duties under this Agreement. Such termination shall be effective by giving 60 days termination to Nuzum.

6.2.2 Termination under this section shall not be considered "for cause" for the purposes of this Agreement.

ARTICLE SEVEN
NON-COMPETITION

7.1 Neither while this Agreement is in effect nor for a period of three years immediately following its termination shall Nuzum make any attempt to employ, solicit, consult or call upon any current or former employees of Company without the express written consent of Company.

7.2 During the term of this Agreement Nuzum shall not, directly or indirectly, own, manage, operate, join, control, be employed by, or participate in the ownership, management, operation, or control of, or be connected in any manner with any business that is competitive to the business of Company.

ARTICLE EIGHT
TRADE SECRETS

8.1 The parties agree that during the term of this Agreement and in the course of the discharge of Nuzum's duties hereunder, Nuzum shall have access to and become acquainted with information concerning the operation of Company, including without limitation, lists of customers, prospects, and leads; strategies, specifications; research data; and other compilations of information and records relating to Company's business and other information that is owned by Company and regularly used in the operation of Company's business and that this information constitutes Company's trade secrets.

8.2 Nuzum agrees that he will not disclose any such trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this Agreement or at any time thereafter, except as is required in the course of his duties with Company.

8.3 Nuzum further agrees that all files, records, documents, equipment and similar items relating to Company's business, whether prepared by Nuzum or others, are and shall remain exclusively the property of Company and that Nuzum shall turn over everything in his possession in this regard to Company upon the sending or the receipt of a Notice of Termination of this Agreement.

ARTICLE NINE
GENERAL PROVISIONS

9.1 Notices. Any notices to be given by either party to the other shall be in writing and may be transmitted either by personal delivery or by mail, registered or certified, postage pre-paid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but each party may change that address by written notice in accordance with this Section. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notice shall be deemed communicated as of the date of mailing.

9.2 Arbitration. Any controversy between Company and Nuzum involving the construction or application of any of the terms, provisions, or conditions of this Agreement shall be on the written request of either party served on the other be submitted to arbitration. Arbitration shall comply with and be governed by the provisions of the California Arbitration Act. The cost of arbitration shall be borne by the losing party or in such proportions as the arbitrators decide.

9.3 Attorney's Fees and Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursement in addition to any other relief to which the party may be entitled. This provision shall be construed as applicable to the entire contract.

9.4 Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto and all prior conversations, agreements and understandings are declared to be incorporated herein. Any modification, amendment, or any other changes in the Agreement shall be accomplished only by written agreement signed by both parties.

This Agreement shall be governed by and construed in accordance with the laws of the State of California.

Acknowledged, accepted and agreed to be effective the 1st day of March, 2005.

SVC FINANCIAL SERVICES INC.

By:______________________________ November 9, 2005

Christopher Haigh
President and Chief Executive Officer

CONTRACTOR:

____

Charles L. Nuzum

EXHIBIT A

Bonuses based on achieving the following agreed milestones:

- Options to purchase 200,000 shares at $.11 per share for successful completion of the FY 2003 and 2004 audits
- Options to purchase 200,000 shares at $.11 per share for bringing all SEC filings up to date by April 30, 2005
- Options to purchase 200,000 shares at $.11 per share for timely filing of 10Qs for quarters ending March 31, 2005 and June 30, 2005
- Options to purchase 200,000 shares at $.11 per share for completion of the FY 2005 audit on a timely basis
- Options to purchase 200,000 shares at $.11 per share for timely filing of the 10K for FY 2005
- Options to purchase 200,000 shares at $.11 per share for SB2 filing upon successful registration of the securities

Options to purchase 225,000 shares at $.11 per share for each quarter beginning with the quarter ending December 31, 2005 based upon timely filing of Form 10Q to the SEC.

Options to purchase 150,000 shares at $.11 per share for each quarter beginning with the quarter ending December 31, 2005 based upon other goals to be agreed to with the CEO.